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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                 Aquagenix, Inc.
                --------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                --------------------------------------------------
                         (Title of Class of Securities)

                                   03838R 102
                               ------------------
                                 (CUSIP Number)

                                Nicolas Berggruen
                                 499 Park Avenue
                               New York, NY 10022
                                  212-421-0110
                --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 27, 1997
                --------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 6 Pages




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                                                   SCHEDULE 13D

CUSIP NO. 03838R 102

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Nicolas Berggruen

2        Check the Appropriate Box If a Member of a Group*

                                     a. [_]

                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power

  Number of                                 399,671
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   399,671
    With

                           10       Shared Dispositive Power
                                            -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  399,671

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [X]

13       Percent of Class Represented By Amount in Row (11)

                  8.6%

14       Type of Reporting Person*

                  IN

                                                               Page 2 of 6 Pages




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The first two paragraphs of Item 2 are hereby amended and restated as follows:

"ITEM 2.          IDENTITY AND BACKGROUND

         Amendment No. 5 to the Schedule 13D relating to the Common Stock (hereinafter, the "Fifth Amendment") is being filed by Nicolas Berggruen (the "Reporting Person"). The Reporting Person is the Chief Executive Officer, President and sole shareholder and director of Alpha Investment Management, Inc., a Delaware corporation ("Alpha") which is registered as an Investment Adviser under the Investment Advisers Act of 1940.

         The Reporting Person acts as an investment adviser to Tarragona Fund Inc., a Panama corporation, which is an affiliate of Alexander Enterprise Holding Corp. ("Alexander"), a British Virgin Islands corporation. Alpha acts as an investment adviser to Alpha Atlas Holdings, LDC ("Alpha Atlas"), a Cayman Islands limited duration company. The business address of the Reporting Person is 499 Park Avenue, New York, NY 10022. The address of the principal office of Alpha is 499 Park Avenue, New York, NY 10022. The address of the principal office of Tarragona is 31st Street, Number 3-80 P.O. Box 7412, Panama 5, Republic of Panama. The address of the principal office of Alexander is c/o Midocean Management, Ltd., 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. The address of the principal office of Alpha Atlas is c/o International Fund Administration, Ltd., 48 Par La Ville Road, Suite 464, Hamilton HM11 Bermuda."

Item 3 is hereby amended and restated as follows:

"ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the 399,671 shares of Common Stock deemed beneficially held by the Reporting Person, (i) 171,643 shares of Common Stock were purchased by Alexander with the working capital of Alexander, (ii) 95,528 Shares of Common Stock were purchased by Tarragona with the working capital of Tarragona and (iii) 132,500 shares of Common Stock were purchased by Alpha Atlas with the working capital of Alpha Atlas."

Item 5 is hereby amended and restated as follows:

"ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a) The Fifth Amendment relates to 399,671 shares of Common Stock of the Issuer deemed beneficially owned by the Reporting Person, which constitute approximately 8.6% of the issued and outstanding shares of Common Stock. Of the 399,671 shares of Common Stock deemed beneficially owned by the Reporting Person, 171,643 shares are held in the form of warrants and delayed exercise rights pursuant to a Subscription Agreement between Alexander and the Issuer dated as of October 27, 1997 (the "Subscription Agreement") attached hereto as Exhibit A.

(b) The Reporting Person has sole voting and dispositive power with respect to 399,671 shares of Common Stock.

(c) The following is a list of the transactions which were effected since the filing of the Fourth Amendment:

                                                               Page 3 of 6 Pages




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         (i) Effective on October 27, 1997, pursuant to the Subscription
         Agreement, Alexander has acquired, at an aggregate purchase price of $700,000: (a) 60,000 warrants, each to purchase one share of Common Stock at an exercise price of $8.00 per share, exercisable until October 27, 1999 and (b) the right to acquire $700,000 worth of shares of Common Stock from January until December 1998 at a purchase price per share equal to 85% of the average closing bid price of the Common Stock over a ten day period immediately prior to the date of exercise. As of the date of filing the Fifth Amendment, Alexander would have the right to acquire approximately 111,643 shares of Common Stock, as determined by the average closing bid price of the Common Stock over the previous ten day period on the Nasdaq NMS;

         (ii) Pursuant to open market transactions, Tarragona disposed of the following shares of Common Stock: (a) 10,000 shares of Common Stock on July 23, 1997 at a purchase price of $6.61 per share, (b) 1,000 shares of Common Stock on July 24, 1997 at a purchase price of $6.63 per share, (c) 9,000 shares of Common Stock on July 25, 1997 at a purchase price of $6.56 per share and (d) 20,000 shares of Common Stock on July 29, 1997 at a purchase price of $6.56 per share; and

         (iii) From October 27th to October 30th, 1997, Tarragona transferred 150,528 shares of Common Stock to Alexander. Pursuant to open market transactions, Alexander disposed of the following shares of Common
         Stock: (a) 20,000 shares of Common Stock on October 28, 1997 at a purchase price of $7.50 per share, (b) 10,000 shares of Common Stock on October 28, 1997 at a purchase price of $7.63 per share, (c) 20,000 shares of Common Stock on October 29, 1997 at a purchase price of $7.63 per share and (d) 5,000 shares of Common Stock on October 30, 1997 at a purchase price of $7.50 per purchase.

(d)      Not applicable.

(e)      Not applicable."

The first two sentences of Item 6 are hereby amended and restated as follows:

"ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As discussed in Item 2 above, the Reporting Person acts as investment adviser to Tarragona, an affiliate of Alexander, which owns 267,171 shares of Common Stock. The Reporting Person is the Chief Executive Officer, President and sole shareholder of Alpha, which acts as the investment adviser to Alpha Atlas, which owns 132,500 shares of Common Stock."

Item 7 is hereby amended and restated as follows:

"ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:        Subscription Agreement between Alexander Enterprise
                           Holdings Corp. and the Issuer dated as of October 27, 1997"

                                                               Page 4 of 6 Pages




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 1997

                                            By:      /s/Nicolas Berggruen
                                               -------------------------------
                                                     Nicolas Berggruen

                                                               Page 5 of 6 Pages




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                                EXHIBIT INDEX

Exhibit                      Exhibit Name                            Page
-------                      ------------                            ----
A                  Subscription Agreement between                     7
                   Alexander Enterprise Holdings Corp. and
                   the Issuer dated as of October 27, 1997


                                                               Page 6 of 6 Pages


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